FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2016

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Reports filed with the Israeli Securities Authority on November 24, 2016 in connection with the Registrant's Financial Results for the Third Quarter of 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant) By: /s/Yaron Elad Yaron Elad VP & CFO

Dated:  November 25, 2016

Elron Electronic Industries Ltd.
("Elron" or the "Company")
English Translation of Quarterly Report
for the Third Quarter of 2016

Part I
Material Changes and Updates that Occurred in the Company's
Business in the Three Months Ended September 30, 2016
Details according to Regulation 39A of the Israel Securities Regulations (Periodic
and Immediate Reports), 1970

In this section:
"Board of Directors Report"	English Translation of Elron's Board of Directors Report for the Third Quarter of 2016, included in Part II of this report.
"Financial Statements"	English Translation of Elron's Interim Consolidated Financial Statements as of September 30, 2016, included in Part III of this report.
"20-F Annual Report"	Elron's Annual Report for the year ended December 31, 2015, filed with the SEC on Form 20-F.

The rest of the terms in this report shall have the meaning ascribed to them in the 20-F Annual Report, unless stated explicitly otherwise.

In accordance with reporting requirements in Israel, Elron filed an annual report for 2015 in Hebrew with the Israeli Securities Authority ("ISA Annual Report"), simultaneously with its 20-F Annual Report. For the convenience of the Company's U.S. based shareholders, in translating Part I of this report from Hebrew to English, changes and updates are given in reference to the 20-F Annual Report, rather than the ISA Annual Report filed in Hebrew.

The matters described below are in addition to the developments and changes that occurred in the third quarter of 2016 that were previously described in Part I of the Company's Quarterly Report for the Second Quarter of 2016.

1.	Item 4A – Information on the Company: History and Development of the Company

1.1.	See Section 1.2 of the Board of Directors Report for details regarding developments in Elron during the period of this report and subsequent thereto.

1.2.	Elron Distributions

Further to Item 4A of the 20-F Annual Report and to Section 2.3 of Part I of the Company's Quarterly Report for the First Quarter of 2016, regarding the resolution of the Company's Board of Directors to make an application to the Court for a dividend distribution of $15 million not out of the Company's profits and the filing of the application in the District Court of Tel Aviv, on June 5, 2016, Court approval to distribute the dividend was received. On August 29, 2016, the Company's Board of Directors approved distribution of the $15 million dividend not out of the Company's profits and on September 26, 2016, the dividend was distributed to the Company's shareholders.

1.3.	Investments

In the first nine months of 2016, Elron (directly and indirectly) invested approximately $36 million in group companies. For further details, see Section 1.4 of the Board of Directors Report and Note 3 to the Financial Statements.

1.4.	First Investment in Nitinotes

In September 2016, Elron signed its first investment agreement with Nitinotes Ltd. ("Nitinotes"), together with other shareholders of Nitinotes, in the amount of $4.1 million, in three installments (Elron's share in this amount is $3 million). Following the third installment, Elron is expected to hold approximately 36% of Nitinotes's outstanding shares. The first installment in the amount of $1 million was invested immediately (Elron's share in the first installment was approximately $0.8 million). Nitinotes is developing an endoscopic gastric sleeve procedure for treatment of obesity. For further details, see Note 3.I to the Financial Statements.

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1.5.	First Investment in Secdo

In September 2016, RDC completed its first investment in the amount of $4 million in Cyber Secdo Ltd. ("Secdo"), as part of a $6 million financing round together with other Secdo shareholders. Following the investment RDC holds approximately 24% of Secdo's outstanding shares. Secdo is operating in the field of automatic detection and investigation of cyber events in organizations through a platform that protects endpoints. For further details, see Note 3.J to the Financial Statements.

2.	Item 8 – Legal Proceedings

2.1.	For developments that took place in the legal proceedings with Elscint, see Note 4 to the Financial Statements.

Ari Bronshtein CEO	Yaron Elad CFO

November 24, 2016, Tel Aviv, Israel

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Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

1. Board of Directors' Analysis of the Company's Business

1.1. Company Description

1.1.1. General

Elron Electronic Industries Ltd. ("Elron", the "Company") is an operational holding company focused on building technology companies. Elron's group of companies includes companies at various stages of development that are engaged in a variety of technology fields, such as developing medical devices and others. Elron's principal shareholder is Discount Investment Corporation Ltd. ("DIC") (50.32%), a company controlled by IDB Development Corporation Ltd. ("IDB").

Elron operates through consolidated companies (companies controlled by Elron and whose financial statements are consolidated with Elron's financial statements), associates (companies over which Elron has significant influence and which are included in its financial statements using the equity method), and other companies over which the Company does not have significant influence (included in the financial statements based on fair value) (the "Group Companies").

For details on the accounting method applied to the Group Companies in Elron's financial statements, Elron's holding percentage in the Group Companies, and their carrying value, see the annex to the Company's interim consolidated financial statements as of September 30, 2016 (the "Financial Statements").

The Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

1.1.2. Main goal

Elron's main goal is to build value for its shareholders by enhancing and exiting its Group Company holdings (whether through their sale or through the public listing of their shares), while simultaneously seeking new investment opportunities in technology companies.

1.1.3. Strategy

In order to achieve this goal, Elron operates according to the following business strategy:

•	Identifying and exploiting investment opportunities in companies with innovative technology and significant exit potential, mainly in the field of medical devices and cyber.

•	Investing over the long term in order to maximize the possibility of enhancing the Group Companies' value.

•	Focusing on investments which afford Elron influence and active involvement in their management.

•	Actively enhancing the Group Companies' value by providing hands-on assistance to their management.

•	Exploiting opportunities to exit Group Companies.

Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

1.1.4. RDC

As part of its business strategy, Elron examines a broad range of cooperation and investment proposals, including through RDC – Rafael Development Corporation Ltd. ("RDC"), an Elron subsidiary.

RDC has first rights to commercialize military technologies developed by Rafael – Advanced Defense Systems Ltd. ("Rafael") in civilian markets. RDC seeks to identify technology projects and invest in companies that will either make civilian use of Rafael's military technologies or which will benefit from Rafael's technology, know-how and expertise.

1.1.5. Group companies

Elron's main Group Companies and its holding percentage in them as of the date of filing this report are as follows:

•	RDC (50.1%) - See description in section 1.1.4 above.

•
Pocared Diagnostics Ltd. (55% by Elron, 12% by RDC) ("Pocared") - Pocared is developing a real-time and automated system for infectious diseases diagnosis using optical technology, intended for use by major microbiological laboratories and hospitals, as an alternative to current microbiological practice of bacteria culturing. The system is designed to reduce the average diagnostic time and significantly increase output in comparison with current diagnostic practice. The system's first application is diagnosis of Urinary Tract Infection.

•
BrainsGate Ltd. (30%) ("BrainsGate") - BrainsGate is developing a system for treating ischemic stroke. The system operates by electrically stimulating a nerve center located behind the nasal cavity using a miniature implantable electrode, in order to increase blood flow to the brain. The system is intended to significantly lengthen the approved stroke treatment window to 24 hours post-symptom onset, and to provide a more effective treatment than is currently available.

See Item 4.B – "Business Overview" of the Company's Annual Report for 2015 filed on Form 20-F with the Securities and Exchange Commission ("Elron's 2015 Annual Report") for details on the criteria for classifying a Group Company as a main company.

Additional Group Companies and Elron's holding percentage in them as of the date of filing this report are, among others, as follows:

•
Notal Vision Inc. (21%) ("Notal Vision") - Notal Vision develops, manufactures and provides a system and services for remote monitoring of age-related macular degeneration, or AMD, patients at risk of vision loss, in order to enable early detection of visual changes before the disease progresses to the point of significant vision loss or blindness.

•
CartiHeal (2009) Ltd. (35%) ("CartiHeal") - Cartiheal is developing an implant for repairing cartilage and osteochondral defects in loadbearing joints, such as the knee. The implant has a unique structure, composed of calcium carbonate with hyaluronic acid. The implant biodegrades in the implantation site, and promotes the repair of cartilage and subchondral bone.

•
Coramaze Technologies GmbH (28%) ("Coramaze") - Coramaze is a German company developing a device for functional mitral valve regurgitation – backflow in the left side of the heart, caused by an enlarged left ventricle that prevents the valve from closing properly.

•	Nitinotes Ltd. (14%) ("Nitinotes) develops an endoscopic gastric sleeve procedure for treatment of obesity.

•
SixGill Ltd. (22%) ("SixGill") - SixGill develops and provides an automated system that crawls the Dark Web and extracts information to provide its customers with relevant intelligence and alerts regarding possible or ongoing cyber-attacks against the enterprise.

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Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

•	Alcide IO Ltd. (30%) ("Alcide") - Alcide is developing a security solution for emerging data center environments to enable visibility and security policy enforcement for hybrid data centers.

•
SecuredTouch Inc. (29% by RDC) ("SecuredTouch") - SecuredTouch develops and provides  a real time identity verification platform for mobile apps and mobile websites, that profiles users based on their physical behavior with touchscreen devices, allowing for seamless and persistent identity verification.

•	Cyber Secdo Ltd. (24% by RDC) ("Secdo") - Secdo operates in the field of automatic detection and investigation of cyber events in organizations through a platform that protects endpoints.

•	RDSeed Ltd. (100% by RDC) ("RDSeed") - RDSeed invests in early stage companies in cyber, information technology and enterprise software. RDSeed's holdings as of the date of filing this report include:

o	Cloudyn Software Ltd. (40%) ("Cloudyn"), which provides solutions for the optimization of cloud computing costs and resources;

o	Open Legacy Technologies Ltd. (45%) ("Open Legacy"), which provides an integration platform, delivering core enterprise applications as digital services (such as for digital banking);

o	IronScales Ltd. ("IronScales") (27%), which is developing and providing a SaaS solution whose goal is to interactively teach employees how to detect and resist spear phishing attempts.

•	PlyMedia Israel (2006) Ltd. (23%) ("PlyMedia") - PlyMedia has developed and markets a digital advertising platform for ad networks.

1.1.6. Factors affecting the results of operations and capital resources

As a holding company, Elron's operating results mainly derive from:

•	its share in the net losses of Group Companies;

•	gains or losses from exit transactions or changes in holdings, and revaluation of investments recorded based on fair value;

•	its corporate activities.

Elron's capital resources in any given period are primarily affected by:

•	the extent of its investments;

•	proceeds from exit transactions;

•	available credit lines or loans;

•	dividends distributed to shareholders or received from Group Companies.

Most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in development and record losses. As a result, Elron has recorded and is expected to continue to record losses in respect of their ongoing operations, based on the accounting method applied to them in the Financial Statements.

The technology field in which the Group Companies operate are characterized by a high degree of risk. The Group Companies' success is dependent, among other things, upon: their intellectual property and ability to protect it; their ability to raise financing; their ability to successfully complete their products' development and receive regulatory clearance to market them, including through clinical trials; their ability to make the transition from development to manufacturing stages; their ability to market their products on a significant commercial scale; their ability to develop additional products; and their ability to successfully compete in the markets in which they operate.

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Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

Elron's ability to effect exit transactions at significant values is affected, among other things, by economic conditions, market conditions in the hi-tech and/or the medical devices industry, the status of the venture capital industry, the status of the capital markets, various contractual and regulatory restrictions, and is also dependent on management's ability to successfully lead exit transactions, and the circumstances and characteristics of the group company whose sale is being considered.

In addition, Elron's and the Group Companies' ability to obtain external financing is affected by economic conditions, the status of the capital markets, and the status of the venture capital industry.

1.2. Description of Operations in the Period of this Report and Subsequently

1.2.1. Investments

•
In the first nine months of 2016, Elron (directly and indirectly) invested approximately $36 million in the Group Companies. For further details see section 1.4 below and Note 3 to the Financial Statements.

•
Investment in Pocared - In January 2016, Elron and other shareholders invested in Pocared an amount of $5 million (Elron's share was approximately $4.5 million). In July 2016, RDC and other shareholders invested in Pocared a total amount of $10 million (RDC's share was approximately $9 million). In addition, according to the investment agreement, the entire balance of loans granted to Pocared during 2016 and 2015 in the amount of approximately $5.2 million(principal plus accrued interest) was converted into shares (Elron’s share in the loans including interest was approximately $4.8 million). Following the completion of this investment agreement, Elron's consolidated holding in Pocared's outstanding share capital increased from approximately 58% to 67% and from approximately 60% to 68% on a fully diluted basis (effective holding of approximately 61% outstanding share capital and 60% on a fully diluted basis) (for further details see Note 3.A to the Financial Statements)

•
Investment in BrainsGate - In January 2015, an investment agreement in BrainsGate in the amount of $26 million was signed, with the participation of Medtronic and additional shareholders of BrainsGate, including Elron. The first installment in the amount of $11 million was invested immediately (Elron's share in the first installment was approximately $3.3 million). In July 2016, the second installment was invested in the amount of approximately $15 million (Elron's share in the second installment was approximately $4.6 million) (for further details see Note 3.B to the Financial Statements). Elron's holdings in BrainsGat's share capital did not change following this investment.

•
Investment in Open Legacy – In October 2016, subsequent to the reporting date, an investment agreement with new investors and Open Legacy's shareholders, including RDSeed, in the amount of $4.5 million was completed (RDSeed's share in this amount was approximately $2.3 million). Following this investment, RDSeed's holding in Open Legacy's outstanding shares increased to approximately 45% (for further details see Note 3.E to the Financial Statements).

•
New Investment in SixGill - In April 2016, Elron completed its first investment in SixGill in the amount of $2.5 million as part of a $3 million financing round together with another SixGill shareholder. Following this investment, Elron holds approximately 22% of SixGill's outstanding shares (for further details see Note 3.F to the Financial Statements).

•
New Investment in SecuredTouch - In May 2016, RDC completed its first investment in SecuredTouch, in the amount of $2.2 million as part of a $2.5 million financing round together with other SecuredTouch shareholders. Following this investment, RDC holds approximately 29% of SecuredTouch's outstanding shares (for further details see Note 3.G to the Financial Statements).

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Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

•
New Investment in Alcide - In June 2016, Elron completed its first investment in Alcide in the amount of $1.5 million. Following this investment, Elron holds approximately 30% of Alcide's outstanding shares (for further details see Note 3.H to the Financial Statements).

•
New Investment in Nitinotes - In September 2016, Elron signed its first investment agreement in Nitinotes, together with other shareholders of Nitinotes, in the amount of $4.1 million, in three installments (Elron's share is $3 million), upon completion of which Elron will hold approximately 36% of Nitinotes's outstanding shares. The first installment in the amount of $1 million was invested immediately (Elron's share in the first installment was approximately $0.8 million). Following the first installment Elron holds 14% of Nitinotes's outstanding shares (for further details see Note 3.I to the Financial Statements).

•
New Investment in Secdo - In September 2016, RDC completed its first investment in Secdo, in the amount of $4 million, as part of a $6 million financing round together with other Secdo's shareholders. Following this investment, RDC holds approximately 24% of Secdo's outstanding shares (for further details see Note 3.J to the Financial Statements).

1.2.2. Developments in Group Companies

•
BrainsGate's FDA Trial - Further to Item 4B of Elron's 2015 Annual Report and as conveyed to Elron by BrainsGate, in May 2016, the Data Safety and Monitoring Board ("DSMB") of BrainsGate's study conducted an interim analysis of the results of 600 patients, after their follow-up period ended in April 2016. The purpose of the interim analysis was to support the continuation of the study according to the current format or to cease the study. Based on the interim analysis, the DSMB unanimously recommended to continue with the study in its current format. BrainsGate is continuing to recruit patients for the study and as of the date of filing this report, has recruited approximately 681 patients.

•
Pocared's FDA Trial - Further to Item 4B of Elron's 2015 Annual Report, as conveyed to Elron by Pocared in March 2016 regarding its FDA trial, the examination of the trial results conducted by Pocared revealed that there was a malfunction in some of the calibration components of its systems, which led to incorrect results. The source of the malfunction was identified and its substance was examined, inter alia, by running raw data collected in the trial on a system with properly calibrated components, and the results thereof met Pocared's expectations. Pocared has taken steps to prevent the recurrence of the malfunction and is preparing to conduct a new trial, the aim of which is to demonstrate the efficiency and performance of the system for the purposes of submission to the FDA, similar to the aims of the current trial which was stopped. Pocared is expected to conduct the new trial during 2017.

Pocared's above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Pocared's estimations of its development and business potential, Pocared's intentions and strategy on the date of this report, and information existing in Pocared on the date of this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors that may affect this are developments in Pocared's field of operation, failure to obtain regulatory approvals to continue development, obtaining the required financing for Pocared or the failure to do so, inability to realize technologies, modifications in technologies, discovery of a malfunction in Pocared's systems, delays or malfunctions in development or manufacturing, modifications in the business plan, goals and/or strategy, or if any risk associated with the course of the trial occurs.

•	CartiHeal's trial - Further to Item 4B of Elron's 2015 Annual Report, in October 2016, CartiHeal received an approval from the FDA for the commencement of the trial, subject to certain conditions.

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Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

1.2.3. Financing

•
Dividend - On March 10, 2016, the Board of Directors resolved to make an application to the Court for a dividend distribution of $15 million, constituting an amount of $0.504307 per share, not out of the Company's profits, pursuant to Section 303 of the Israeli Companies Law, 1999. In June 2016, the Court approved the distribution of this dividend. On August 29, 2016, in accordance with the approval of the Court, the Company's Board of Directors approved the distribution of a dividend in the amount of $15 million, not out of the Company's profits. On September 26, 2016 the dividend was distributed to the Company's shareholders.

•
As of the date of filing this report, Elron's and RDC's non-consolidated liquid resources amounted to approximately $35.0 million and $52.4 million, respectively. These amounts include Elron's and RDC's short term bank deposits in the amounts of $2 million and $8 million, respectively and other short term investments in securities by Elron in the amount of approximately $25.2 million. As of the date of filing this report, Elron and RDC have no debt.

1.3. Results of Operations

1.3.1. Elron's main operating results

	For the nine months ended September 30		For the three months ended September 30		For the year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	$ thousands
Net income (loss) attributable to Elron's shareholders	(17,536)	6,014	(8,335)	6,330	2,451
Net income (loss) per share attributable to Elron's shareholders (in $)	(0.59)	0.20	(0.28)	0.21	0.08

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Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

The income and loss attributable to Elron's shareholders mainly comprised of: I) Elron's share in the losses of Group Companies, II) gains and losses from exit transactions, revaluation of investments, and changes in holdings, III) corporate operating expenses, IV) taxes on income:*

	For the nine months ended September 30		For the three months ended September 30		For the year ended December 31
	2016	2015	2016	2015	2015
	$ thousands
Losses in respect of Group Companies:
Elron's share in net losses of Group Companies	(13,046)	(13,793)	(4,720)	(4,858)	(18,421)
Excess cost amortization	(88)	(15)	(35)	(5)	(18)
Total	(13,134)	(13,808)	(4,755)	(4,863)	(18,439)
Gain from disposal and revaluation of investee companies and changes in holdings, net	672	24,511	16	14,356	27,660
Corporate operating expenses	(2,629)	(2,565)	(947)	(851)	(4,608)
Taxes on income	(1,200)	(1,557)	(1,057)	(1,557)	(1,653)
Other	(1,245)	(567)	(1,592)	(755)	(509)
Net income (loss) attributable to shareholders	(17,536)	6,014	(8,335)	6,330	2,451

* The results summarized in the table are presented net of non-controlling interest.

I) Losses in respect of Group Companies

Elron's share in the net losses of Group Companies:

As previously mentioned, most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities. According to accounting principles, these companies' investments in the development of their products are recorded as they occur in their statement of income as an increase in R&D expenses (insofar as these expenses are not capitalized as intangible assets as is permitted, according to accounting principles, only when technological feasibility has been established). Therefore, as the Group Companies increase their investments in order to develop their products and advance their business, they cause Elron to record greater losses in respect of its share in their losses.

The loss Elron recorded in the third quarter and in the first nine months of 2016 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Pocared, BrainsGate, CartiHeal and Coramaze.

The loss Elron recorded in the third quarter and in the first nine months of 2015 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Pocared, RDSeed, BrainsGate and CartiHeal.

II) Gain from disposal and revaluation of investee companies and changes in holdings, net

Gains from exit transactions, changes in holdings, and revaluation of investments recorded in the first nine months of 2016 resulted mainly from a $0.6 million gain, due to an increase in the value of contingent consideration assets from the sale of companies.

 Gains from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the third quarter and in the first nine months of 2015 resulted mainly from:

•	A $8.7 million net gain recorded in the third quarter (net of non-controlling interest) due to the sale of Kyma Medical Technologies Ltd. ("Kyma", sold in September 2015) ($10.3 million before tax);

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Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

•	A $4.0 million gain recorded in the third quarter due to an increase in the fair value of Jordan Valley Semiconductors Ltd. ("Jordan Valley", the sale was completed in October 2015).

•	A $10.1 million gain recorded in the first quarter due to the initial consolidation of Pocared.

III) Corporate operating expenses

Corporate operating expenses include general and administrative expenses.

IV) Taxes on Income

Taxes on income in the third quarter and in the first nine months of 2016 resulted mainly from tax expenses in respect of prior years as a result of final tax assessments up to and including the year 2014. Taxes on income in the first nine months of 2015 resulted mainly from Elron's share in tax expenses recorded by RDC in respect with the sale of Kyma.

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Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

1.3.2. Analysis of the consolidated statements of profit and loss

	For the nine months ended September 30,		For the three months ended September 30,
	2016	2015	2016	2015
	Unaudited
	$ thousands				Explanation
Income from sales	-	715	-	266
Income from sales in 2015 resulted from revenues of Cloudyn. In December 2015 Elron lost control over Cloudyn and commencing from that date, ceased consolidating Cloudyn's results in its financial statements.

Gain from disposal and revaluation of group companies, and changes in holdings, net	1,230	34,805	25	24,630
In the first nine months of 2016, this item mainly included a $1,078 thousand, recorded due to an increase in the value of the contingent consideration asset in respect of the sale of Kyma that took place in 2015.

In the first nine months of 2015, this item included mainly: a $10,120 thousand gain recorded in the first quarter from the initial consolidation of Pocared; a $20,559 thousand gain recorded in the third quarter from the sale of Kyma and a $4,026 thousand gain recorded in the third quarter due to an increase in Jordan Valley's fair value.

Financial income	2,525	784	1,177	271
Financial income in the third quarter and the first nine months of 2016 resulted mainly from interest income on deposits, increase in the value of marketable investments measured at fair value and USD-NIS exchange rate fluctuations, primarily in NIS bank deposits held by RDC.

Financial income in the third quarter and the first nine months of 2015 resulted mainly from interest income on deposits and other investments in securities.

Total income	3,755	36,304	1,202	25,167
Cost of sales	-	190	-	81	See explanation under line item 'Income from sales' above.
Research and development expenses, net	4,899	9,400	1,287	3,934
Selling and marketing expenses	296	1,431	72	476	See analysis of consolidated companies' operating expenses below.

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Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

	For the nine months ended September 30,		For the three months ended September 30,
	2016	2015	2016	2015
	Unaudited
	$ thousands				Explanation
General and administrative expenses	4,637	4,720	1,722	1,516	See analysis of Elron's and consolidated companies' operating expenses below.
Equity in losses of associates, net	9,853	7,072	4,750	1,839
Elron's share in the net losses of its associates results from its holdings in certain investments that are accounted for under the equity method.

As most of the Group Companies are companies whose operations have not yet generated significant revenues, if at all, and invest considerable resources in research and development and in marketing activities, Elron expects to continue to record losses in respect of these companies' ongoing operations in accordance with the accounting method applied to them in Elron's financial statements. In addition, see the analysis of the results of operations of main associate below.

The Increase in the third quarter and first nine months of 2016 as compared with the third quarter and first nine months of 2015 was mainly due to an increase in investments in new companies made by Elron and RDC in 2016 and recording its share in the losses of these companies (see section 1.2.1 above).

Financial expenses	287	685	21	1,537
Financial expenses in the first nine months of 2016 resulted mainly from changes in the fair value of marketable investments measured at fair value.

Financial expenses in the first nine months of 2015 resulted mainly from changes in the fair value of marketable investments measured at fair value and USD exchange rate fluctuations.

Other expenses	2,181	43	2,161	11
Other expenses in the third quarter and first nine months of 2016 resulted mainly from  a change in the estimated provision in respect of contingent liabilities in regards with legal claims and indirect taxation.

Total expenses	22,153	23,541	10,013	9,394

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Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

	For the nine months ended September 30,		For the three months ended September 30,
	2016	2015	2016	2015
	Unaudited
	$ thousands				Explanation
Income (loss) before taxes on income	(18,398)	12,763	(8,811)	15,773
Taxes on income	(1,417)	(3,150)	(1,077)	(3,125)
Taxes on income in the third quarter and in the first nine months of 2016 resulted mainly from tax expenses in respect of prior years as a result of final tax assessments up to and including the year 2014. Taxes on income in the first nine months of 2015 resulted mainly from Elron's share in tax expenses recorded by RDC in respect with the sale of Kyma.

Net income (loss)	(19,815)	9,613	(9,888)	12,648
Net income (loss) attributable to the Company's shareholders	(17,356)	6,014	(8,335)	6,330
Net income (loss) attributable to non-controlling interest	(2,279)	3,599	(1,553)	6,318
The net income or loss attributable to non-controlling interests results mainly from the share of the non-controlling interest in the gain or loss recorded by RDC. In the first nine months of 2016 most of the loss was offset by financial income and the change in value of the contingent consideration asset in respect of the sale of Kyma, that was recorded by RDC.

In the third quarter and first nine months of 2015 the loss attributable to non-controlling interest resulted mainly from the share of the non-controlling interest in the gain from the sale of Kyma and the current loss recorded by RDC in respect of the losses of its subsidiaries.

Basic and diluted net income (loss) per share attributable to the Company's shareholders (in $)	(0.59)	0.20	(0.28)	0.21
11

Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

1.3.3. Analysis of the consolidated operating expenses

Operating expenses in the third quarter and first nine months of 2016 amounted to $3,081 thousand and $9,832 thousand, respectively, compared with $5,926 thousand and $15,551 thousand, respectively, in the third quarter and first nine months of 2015, and comprised mainly of research and development expenses, net, selling and marketing expenses, and general and administrative expenses of Elron's and consolidated companies' corporate operations, as detailed below:

	For the nine months ended September 30,		For the three months ended September 30,
	2016	2015	2016	2015
	$ thousands				Explanation
Corporate	2,628	2,565	946	851
RDC	686	1,368	200	317	The decrease was mainly due to a decrease in expenses related to incubating projects and changes in RDC's workforce.
RDSeed	141	2,869	34	1,019	The change was mainly since RDSeed lost control over Cloudyn in December 2015, and therefore, ceased consolidating Cloudyn's results in its financial statements.
Pocared	6,377	8,749	1,901	3,739
The operating expenses for the first nine months of 2015 displayed in the table are from the initial consolidation date of Pocared (February 2015) and until the end of the third quarter. Pocared's operating expenses for the first nine months of 2015 in full were $9,917 thousand.  The decrease in 2016 resulted mainly from stopping the trial and preparing to conduct a new trial in 2017 (see section 1.2.2 above).

Total	9,832	15,551	3,081	5,926

12

Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

1.3.4. Analysis of the results of operations of main associate

BrainsGate

	For the nine months ended September 30,		For the three months ended September 30,
	2016	2015	2016	2015
	Unaudited
	$ thousands				Explanation
Loss	3,893	5,164	1,333	1,387
BrainsGate is in the development stage and has not yet commenced sales. BrainsGate's losses mainly result from research and development expenses. The decrease in loss in the first nine months of 2016 compared with the first nine months of 2015 was mainly due to share based payment expenses recorded in the first quarter of 2015, due to recapitalization of BrainsGate's equity, as part of the investment agreement from January 2015.

13

Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

1.4. Financial Position, Liquidity and Capital Resources

Financial position

	September 30, 2016	December 31, 2015
	Unaudited	Audited
	$ thousands
Total assets in the consolidated statement of financial position	183,064	214,869
Investments in associates and other companies	46,147	34,924
Current assets	111,199	151,084
Long-term receivables	7,039	10,395
Intangible assets	17,438	17,438
Current liabilities	8,221	6,363
Long-term liabilities	2,185	2,104
Equity including non-controlling interest	172,658	206,402

Total equity at September 30, 2016 was $172,658 thousand, representing approximately 94% of the total assets in the statement of financial position, compared with $206,402 thousand at December 31, 2015, representing approximately 96% of total assets in the statement of financial position. The decrease in equity resulted mainly from the loss Elron recorded in the first nine months of 2016 and from distribution of dividend to Elron's shareholders in the amount of $15 million (for details regarding the dividend distribution see section 1.2.3 above).

Consolidated working capital at September 30, 2016 amounted to $102,978 thousand, compared with $144,721 thousand at December 31, 2015. The decrease in working capital resulted from the decrease in liquid resources due to dividend distribution to Elron's shareholders (as mentioned above), investments in subsidiaries and associates (as detailed below) and due to Elron's and its subsidiaries' operating expenses during the first nine months of 2016.

Elron's and RDC's primary cash flows (1)

	For the nine months ended September 30,		For the three months ended September 30,
	2016	2015	2016	2015
	Unaudited
	$ thousands
Investments in Elron's and RDC's group companies	(36,452)	(22,031)	(19,401)	(10,322)
Proceeds from disposal of Elron's and RDC's non-current investments, net of tax	60	16,702	25	16,647
Dividend distributed by Elron	(15,000)	-	(15,000)	-

(1) The amounts presented include RDC's and RDseed's cash flows in full (100%) in addition to Elron's cash flows, but exclude the cash flows of their subsidiaries.

Liquid resources balance

Consolidated liquid resources at September 30, 2016 amounted to $105,885 thousand (including short term bank deposits and other investments in securities in the total amount of approximately $70,789 thousand), compared with $150,184 thousand at December 31, 2015 (including short term bank deposits in the amount of approximately $98,233 thousand).

Elron's and RDC's non-consolidated liquid resources at September 30, 2016 amounted to $37,730 and $54,099 thousand, respectively (Elron's and RDC's liquid resources as of september 30, 2016 included short term bank deposits in the total amount of $8,608 thousand and $30,483 thousand, respectively and other short term investments in securities of Elron in the amount of $25,198 thousand). Elron's and RDC's non-consolidated liquid resources at December 31, 2015 amounted to $76,199 and $69,836 thousand, respectively (as mentioned above Elron's and RDC's liquid resources as of December 31, 2015 included short term bank deposits and other short term investments in securities in the amount of approximately $62,260 thousand and $35,973 thousand, respectively).

14

Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

Uses of cash

The main uses of cash in the third quarter and first nine months of 2016 were Payment of dividend to the company's shareholders in the amount of $15,000 thousand and investments and loans to Group Companies in the amount of $6,164 thousand and $20,315 thousand, respectively, by Elron, and $13,237 and $16,137 thousand, respectively, by RDC. Also, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.3.

The main uses of cash in the third quarter and first nine months of 2015 were investments and loans to Group Companies in the amount of $9,238 thousand and $18,853 thousand, respectively, by Elron, and $1,084 thousand and $3,178 thousand, respectively, by RDC. Also, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.3 above.

Investments in Group Companies during the first nine months of 2016 and 2015 are summarized in the following table (see also Note 3 to the Financial Statements for additional details regarding investments in Group Companies):

	Elron		RDC
	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015
	Unaudited
	$ thousands
Consolidated Companies (1)
Pocared	6,453	11,590	8,987	-
	6,453	11,590	8,987	-
Associates and Other Investments
BrainsGate	4,603	3,284	-	-
CartiHeal	-	1,282	-	-
Coramaze	1,963	2,020	-	-
Notal Vision (2)	2,335	597	-	-
Cloudyn	-	-	-	750
Open Legacy (3)	-	-	950	730
SixGill	2,500	-	-	-
SecuredTouch	-	-	2,200	-
Alcide	1,500	-	-	-
Nitinotes	761	-	-	-
Secdo	-	-	4,000	-
Kyma (4)	-	-	-	1,625
Other	200	80	-	73
	13,862	7,263	7,150	3,178
Total investments	20,315	18,853	16,137	3,178

(1) The amounts exclude RDC's investment in RDSeed in the amount of $1,100 thousand in the third quarter of 2016 and in the amount of $500 thousand in the third quarter of 2015. These investments do not affect the cash included in the Financial Statements. Subsequent to the reporting date, RDC invested in RDSeed an additional amount of $1,000 thousand.
(2) Subsequent to the reporting date, Elron invested $894 thousand in Notal Vision.
(3) Subsequent to the reporting date, RDSeed invested in Open Legacy an amount of $2,050 thousand.
(4) In September 2015 the sale of Kyma was completed.
(5) Subsequent to the reporting date, RDSeed invested in IronScales an amount of $750 thousand.

15

Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

Main Group Companies' cash flows

	Cash flows from operating activities				Liquid resources balance
	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015	For the three months ended September 30, 2016	For the three months ended September 30, 2015	As of September 30, 2016	As of December 31, 2015
	Unaudited					Audited
	$ thousands
BrainsGate (*)	(4,155)	(3,972)	(1,444)	(1,363)	19,534	8,264
Pocared	(6,633)	(8,447)	(1,691)	(3,312)	11,872	1,955

(*) In accordance with US-GAAP.

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Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

2. Market Risk Exposure and Management

2.1. Report on Linkage Bases

Presented below is the Company's consolidated linkage balance at September 30, 2016, December 31, 2015, and September 30, 2015.

As of September 30, 2016 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	18,248	16,848	-	35,096
Other investments in securities	-	25,198	-	-	25,198
Other accounts receivable	6	25	638	117	786
Bank deposits	151	33,745	11,695	-	45,591
Investments in associates	-	-	-	24,412	24,412
Investments in other companies measured at fair value	-	-	-	21,735	21,735
Property, plant and equipment, net	-	-	-	1,241	1,241
Intangible assets	-	-	-	17,438	17,438
Long-term receivables	-	11,413	154	-	11,567
Total assets	157	88,629	29,335	64,943	183,064

Liabilities (1)
Trade payables	-	171	303	-	474
Other account payables	-	767	3,570	3,410	7,747
Long-term taxes	-	-	-	2,185	2,185
Total liabilities	-	938	3,873	5,595	10,406

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

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Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

As of December 31, 2015 ($ thousands) (audited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	41,867	10,084	-	51,951
Other investments in securities, net	-	23,115	-	4,930	28,045
Other accounts receivable	2	47	677	174	900
Bank deposits	-	55,192	14,996	-	70,188
Investments in associates	-	-	-	15,529	15,529
Investments in other companies measured at fair value	-	-	-	19,395	19,395
Property, plant and equipment, net	-	-	-	1,028	1,028
Intangible assets	-	-	-	17,438	17,438
Long-term receivables	-	10,242	153	-	10,395
Total assets	2	130,463	25,910	58,494	214,869

Liabilities (1)
Trade payables	-	133	312	-	445
Other account payables	-	1,741	3,779	398	5,918
Long-term taxes	-	-	-	2,104	2,104
Total liabilities	-	1,874	4,091	2,502	8,467

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

As of September 30, 2015 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	47,855	-	10,498	-	58,353
Short term investments	-	18,477	-	-	4,844	23,321
Bank deposits	-	61,951	-	12,182	-	74,133
Other accounts receivable	67	2	64	771	343	1,247
Investments in associates	-	-	-	-	4,186	4,186
Investments in financial assets measured at fair value	-	-	-	-	18,907	18,907
Property, plant and equipment, net	-	-	-	-	1,036	1,036
Intangible assets, net	-	-	-	-	17,654	17,654
Long-term receivables	-	7,391	-	50	-	7,441
Assets held for sale	-	-	-	-	13,056	13,056

Total assets	67	135,676	64	23,501	60,026	219,334

Liabilities (1)
Trade payables	-	88	-	328	-	416
Other account payables	-	2,190	79	5,394	272	7,935
Long-term taxes	-	-	-	-	1,959	1,959

Total liabilities	-	2,278	79	5,722	2,231	10,310

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

18

Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

2.2. Sensitivity Tests of Financial Instruments

The following tables describe sensitivity tests of the fair value of financial instruments included in the Financial Statements that are held by the Company and its subsidiaries, in accordance with changes in market factors.

The following comments should be considered with regards to the tables below:

1.	The exchange rates used in the sensitivity tests are the closing rates on the day of calculation.

2.	For details regarding the influence of exchange rate changes on financial assets and liabilities, see the reports on linkage bases above.

3.	Sensitivity tests for the influence of NIS interest rate changes were not presented due to their negligible influence on their fair value.

I. Sensitivity tests of balances as of September 30, 2016

Sensitivity test of changes in dollar interest rates

	Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	0% interest	10%	5%
Section	$ thousands
Short term bank deposits	33,758	(129)	(15)	(7)	150	15	7

Sensitivity test of changes in share prices of investments in other companies measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Investments in other companies measured at fair value	21,735	2,174	1,087	(2,174)	(1,087)

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Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

Sensitivity test of changes in fair value of other financial instruments

		Gain (loss) from changes in the Fair value
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments in securities	25,198	2,520	1,260	(2,520)	(1,260)
Other accounts receivable	7,916	792	396	(792)	(396)
	33,114	3,311	1,656	(3,311)	(1,656)

II. Sensitivity tests of balances as of December 31, 2015

Sensitivity test of changes in dollar interest rates

	Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% absolute value	10%	5%	0% interest	10%	5%
	$ thousands
Short term bank deposits	55,261	(592)	(30)	(15)	301	30	15

Sensitivity test of changes in share prices of investments in other companies measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
	$ thousands
Investments in other companies measured at fair value	19,396	1,940	970	(1,940)	(970)

Sensitivity test of changes in fair value of other financial instruments

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments in securities, net	28,045	2,443	1,288	(2,580)	(1,402)
Long-term receivables	6,740	674	337	(674)	(337)
	34,785	3,117	1,625	(3,254)	(1,739)

20

Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2016

III. Sensitivity tests of balances as of September 30, 2015

Sensitivity test of changes in dollar interest rates

	Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	0% interest	10%	5%
Section	$ thousands
Short term bank deposits	61,937	(600)	(36)	(18)	360	36	18

Sensitivity test of changes in share prices of other investments measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value (including assets held for sale)	31,963	3,196	1,598	(3,196)	(1,598)

Sensitivity test of changes in fair value of other financial instruments

		Gain (loss) from changes in the Fair value
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments in securities	23,320	2,201	1,166	(1,927)	(1,003)
Long term receivables	5,170	517	259	(517)	(259)
	28,490	2,718	1,425	(2,444)	(1,262)

Ari Bronshtein CEO	Eduardo Elsztain Chairman of the Board of Directors

November 24, 2016, Tel Aviv

21

Elron Electronic Industries Ltd. Part III English Translation of Interim Consolidated Financial Statements As of September 30, 2016 Unaudited

ELRON ELECTRONIC INDUSTRIES LTD.

Interim Consolidated Financial Statements as of September 30, 2016

Contents

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

ELRON ELECTRONIC INDUSRTIES LTD.

We have reviewed the accompanying financial information of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries, which comprises the interim consolidated statements of financial position as of September 30, 2016 and the related interim consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the nine and three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

         Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 24, 2016	A Member of Ernst & Young Global

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Financial Position

	September 30		December 31
	2016	2015	2015
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	35,096	58,353	51,951
Bank deposits	45,591	74,133	70,188
Other investments in securities, net	25,198	23,321	28,045
Other accounts receivable	5,314	1,247	900
Investment in financial asset classified as held for sale	-	13,056	-

	111,199	170,110	151,084

Non‑current assets
Investments in associates	24,412	4,186	15,529
Investments in other companies measured at fair value	21,735	18,907	19,395
Long-term receivables	7,039	7,441	10,395
Property, plant and equipment, net	1,241	1,036	1,028
Intangible assets, net	17,438	17,654	17,438

	71,865	49,224	63,785

Total assets	183,064	219,334	214,869

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Financial Position

	September 30		December 31
	2016	2015	2015
	Unaudited		Audited
	$ thousands
Current liabilities
Trade payables	474	416	445
Other accounts payable	7,747	7,935	5,918

	8,221	8,351	6,363

Long-term liabilities
Long term taxes	2,185	1,959	2,104

	2,185	1,959	2,104
Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,753	190,753	190,753
Capital reserves	4,244	3,178	3,085
Accumulated deficit	(77,740)	(41,641)	(45,204)

	126,830	161,863	158,207

Non-controlling interests	45,828	47,161	48,195

Total equity	172,658	209,024	206,402

Total liabilities and equity	183,064	219,334	214,869

The accompanying notes are an integral part of the interim consolidated financial statements.

Eduardo Elsztain	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: November 24, 2016

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Income (Loss)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	$ thousands (except for income (loss) per share data)

Income
Income from sales	-	715	-	266	889
Gain from disposal and revaluation of investee companies and changes in holdings, net	1,230	34,805	25	24,630	40,590
Financial income	2,525	784	1,177	271	1,112

	3,755	36,304	1,202	25,167	42,591

Expenses
Cost of sales	-	190	-	81	267
Research and development expenses	4,899	9,400	1,287	3,934	13,129
Selling and marketing expenses	296	1,431	72	476	2,008
General and administrative expenses	4,637	4,720	1,722	1,516	7,556
Equity in losses of associates, net	9,853	7,072	4,750	1,839	8,566
Financial expenses	287	685	21	1,537	650
Other expenses, net	2,181	43	2,161	11	22

	22,153	23,541	10,013	9,394	32,198

Income (loss) before taxes on income	(18,398)	12,763	(8,811)	15,773	10,393
Taxes on income	(1,417)	(3,150)	(1,077)	(3,125)	(3,348)

Net income (loss)	(19,815)	9,613	(9,888)	12,648	7,045

Attributable to:
The Company's shareholders	(17,536)	6,014	(8,335)	6,330	2,451
Non-controlling interests	(2,279)	3,599	(1,553)	6,318	4,594

	(19,815)	9,613	(9,888)	12,648	7,045

Net income (loss) per share attributable to the Company's shareholders (in $):

Basic and diluted net income (loss) per share	(0.59)	0.20	(0.28)	0.21	0.08

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Comprehensive Income (Loss)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	$ thousands

Net income (loss)	(19,815)	9,613	(9,888)	12,648	7,045

Other comprehensive income (loss) (net of tax):

Amounts that would never be reclassified to profit or loss:
Gain (loss) from financial assets measured at fair value through other comprehensive income, net	-	(30)	-	5	(30)

Total gain (loss) that would never be reclassified to profit or loss	-	(30)	-	5	(30)

Amounts that are classified or may be reclassified to profit or loss under certain conditions:
Foreign currency translation differences for foreign operation	35	-	10	-	(93)

Total gain (loss) that would be reclassified to profit or loss under certain conditions	35	-	10	-	(93)

Total other comprehensive income (loss)	35	(30)	10	5	(123)

Total comprehensive income (loss)	(19,780)	9,583	(9,878)	12,653	6,922

Attributable to:
Company's shareholders	(17,501)	5,984	(8,325)	6,335	2,328
Non-controlling interests	(2,279)	3,599	(1,553)	6,318	4,594

	(19,780)	9,583	(9,878)	12,653	6,922

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at January 1, 2016 (audited)	9,573	190,753	351	(1,192)	(93)	4,019	(45,204)	158,207	48,195	206,402

Total comprehensive income (loss)	-	-	-	-	35	-	(17,536)	(17,501)	(2,279)	(19,780)
Dividend to equity holders of the Company	-	-	-	-	-	-	(15,000)	(15,000)	-	(15,000)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	68	68
Investment in a consolidated company by RDC (see Note 3.A)	-	-	-	-	-	1,124	-	1,124	(1,124)	-
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	-	968	968

Balance at September 30, 2016	9,573	190,753	351	(1,192)	(58)	5,143	(77,740)	126,830	45,828	172,658

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Retained earnings (accumulated deficit)	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at January 1, 2015 (audited)	9,573	190,753	351	(2,304)	4,019	(46,513)	155,879	36,898	192,777

Total comprehensive loss	-	-	-	(30)	-	6,014	5,984	3,599	9,583
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	42	42
Non-controlling interests created due to initially consolidated company	-	-	-	-	-	-	-	5,434	5,434
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	1,136	1,136
Change in non-controlling interests due to sale of a subsidiary	-	-	-	-	-	-	-	52	52
Sale of financial assets measured at fair value through other comprehensive income	-	-	-	1,142	-	(1,142)	-	-	-

Balance at September 30, 2015	9,573	190,753	351	(1,192)	4,019	(41,641)	161,863	47,161	209,024

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at July 1, 2016	9,573	190,753	351	(1,192)	(68)	4,019	(54,405)	149,031	47,723	196,754

Total comprehensive income (loss)	-	-	-	-	10	-	(8,335)	(8,325)	(1,553)	(9,878)
Dividend to equity holders of the Company	-	-	-	-	-	-	(15,000)	(15,000)	-	(15,000)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	6	6
Investment in a consolidated company by RDC (see Note 3.A)	-	-	-	-	-	1,124	-	1,124	(1,124)	-
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	-	776	776

Balance at September 30, 2016	9,573	190,753	351	(1,192)	(58)	5,143	(77,740)	126,830	45,828	172,658

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non- controlling interests	Retained earnings (accumulated deficit)	Total	Non- controlling interests	Total equity

	Unaudited
	$ thousands

Balance at July 1, 2015	9,573	190,753	351	(1,349)	4,019	(47,819)	155,528	39,636	195,164

Total comprehensive income	-	-	-	5	-	6,330	6,335	6,318	12,653
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	19	19
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	1,136	1,136
Change in non-controlling interests due to sale of a subsidiary	-	-	-	-	-	-	-	52	52
Sale of financial assets measured at fair value through other comprehensive income	-	-	-	152	-	(152)	-	-	-

Balance at September 30, 2015	9,573	190,753	351	(1,192)	4,019	(41,641)	161,863	47,161	209,024

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	Audited
	$ thousands
Balance at January 1, 2015 (audited)	9,573	190,753	351	(2,304)	-	4,019	(46,513)	155,879	36,898	192,777

Total comprehensive income (loss)	-	-	-	(30)	(93)	-	2,451	2,328	4,594	6,922
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	7	7
Non-controlling interests created due to initially consolidated company	-	-	-	-	-	-	-	-	5,434	5,434
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	-	1,073	1,073
Change in non-controlling interests due to loss of control over subsidiaries	-	-	-	-	-	-	-	-	189	189
Sale of financial assets measured at fair value through other comprehensive income	-	-	-	1,142	-	-	(1,142)	-	-	-

Balance at December 31, 2015	9,573	190,753	351	(1,192)	(93)	4,019	(45,204)	158,207	48,195	206,402

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	$ thousands

Cash flows from operating activities
Net income (loss)	(19,815)	9,613	(9,888)	12,648	7,045

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Adjustment to the profit or loss items:
Depreciation and amortization	237	377	82	130	494
Financial expenses (income), net	(2,247)	(558)	(1,261)	1,236	(1,329)
Stock based compensation and changes in liability in respect of options	68	42	6	19	7
Gain from disposal and revaluation of investee companies and changes in holdings, net	(1,230)	(34,805)	(25)	(24,630)	(40,590)
Equity in losses of associates, net	9,853	7,072	4,750	1,839	8,566
Tax on income	1,417	3,150	1,077	3,125	3,348
Other	68	(5)	32	(7)	(13)
	8,166	(24,727)	4,661	(18,288)	(29,517)

Changes in Assets and Liabilities:
Decrease (increase) in other accounts receivable	119	(542)	216	(194)	(561)
Increase (decrease) in trade payables	29	57	76	(126)	252
Increase (decrease) in other accounts payable	(433)	538	1,875	581	990
	(285)	53	2,167	261	681

Cash paid and received during the year for:
Taxes paid	-	(11)	-	-	(24)
Interest received	918	816	462	586	1,167
	918	805	462	586	1,143

Net cash used in operating activities	(11,016)	(14,256)	(2,598)	(4,793)	(20,648)

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Cash Flows (Cont.)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(450)	(310)	(305)	(152)	(452)
Investment in associates and other companies	(21,037)	(9,650)	(10,419)	(2,466)	(16,631)
Cash provided from acquisition of investments in subsidiaries	-	1,893	-	-	1,893
Proceeds from sale of investments in subsidiaries net of cash disposed of due to deconsolidation	-	(8)	-	(8)	(1,625)
Proceeds from sale of associates and other companies	60	16,701	25	16,646	27,482
Proceeds from sale of financial assets measured at fair value	-	188	-	21	188
Sale of (investment in) other investments in securities, net	2,822	(23,762)	-	(12,391)	(28,325)
Taxes paid	-	-	-	-	(1,721)
Withdrawal of deposits, net	25,482	20,322	32,170	11,303	24,423

Net cash provided by (used in) investment activities	6,877	5,374	21,471	12,953	5,232

Cash flows from financing activities
Dividend distributed to the Company's shareholders	(15,000)	-	(15,000)	-	-
Investment of non-controlling interests in subsidiaries	1,815	1,612	1,267	1,612	1,641

Net cash provided by (used in) financing activities	(13,185)	1,612	(13,733)	1,612	1,641
Exchange rate differences in respect of cash and cash equivalents	469	(340)	207	(570)	(237)

Increase (decrease) in cash and cash equivalents	(16,855)	(7,610)	5,347	9,202	(14,012)

Cash and cash equivalents as of beginning of the period	51,951	65,963	29,749	49,151	65,963

Cash and cash equivalents as of end of the period	35,096	58,353	35,096	58,353	51,951

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – General

Elron Electronic Industries Ltd. ("Elron" or the "Company") is an operational holding company that focuses on building technology companies. Elron's group of companies includes companies at different stages of development operating in various technology fields such as medical devices and other fields. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange and the over-the-counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv, Israel.

The Company's parent company is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.32% interest in the Company as of September 30, 2016.

The accompanying consolidated financial statements have been prepared as of September 30, 2016, and for the nine and three months then ended ("interim consolidated financial statements") in accordance with International Financial Reporting Standards ("IFRS") in condensed format. The interim consolidated financial statements are presented in U.S. dollars, the Company's functional currency, and are rounded to the nearest thousand. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2015 and the year then ended and accompanying notes ("the annual consolidated financial statements").

Note 2 – Significant Accounting Policies and Basis of presentation

The interim consolidated financial statements were prepared in accordance with generally accepted accounting policies for the preparation of financial statements for interim periods as prescribed in IAS 34 – Interim Financial Reporting, and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 ("the Regulations").

The significant accounting policies followed in the preparation of the interim consolidated financial statements are identical to those applied in preparation of the annual consolidated financial statements.

Note 3 – Material Changes During the Reporting Period

A.	Pocared

Pocared Diagnostics Ltd. ("Pocared"), is developing a real-time and automated system for infectious diseases diagnosis using optical technology.

As mentioned in Note 3.A.3.b) to the annual consolidated financial statements, in September 2015, an investment agreement in Pocared, in the amount of $10,000, was signed by Elron and other shareholders, which also included a reorganization of Pocared's share capital.

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

A.	Pocared (Cont.)

The investment amount was in two equal installments in consideration for Preferred B1 shares and warrants for Preferred B1 shares (Elron’s share in the total investment amount was approximately $9,000). The first installment, in the amount of $5,000, was invested immediately. In January 2016, the second installment was invested (Elron’s share in each installment was approximately $4,500).

In the years 2016 and 2015 some of Pocared's shareholders, including Elron, granted loans to Pocared in the total amount of $5,000 (Elron's share in the loans was approximately $4,700).

In July 2016, an investment agreement in Pocared was signed by RDC Rafael Development Corporation Ltd. ("RDC", Elron's 50.1% held subsidiary), and other shareholders of Pocared, in an amount of $10,000, in consideration for Preferred B1 shares and warrants to purchase additional Preferred B1 shares (RDC's share was approximately $9,000). The investment amount was invested immediately. In addition, according to the investment agreement, the aforementioned loans in the amount of approximately $5,200 (principal plus accrued interest) were converted into Preferred B1 shares and warrants to purchase additional Preferred B1 shares (Elron’s share in the loans including interest was approximately $4,800). Following this investment, a capital reserve from transactions with non-controlling interest has been recognized and recorded in the amount of $1,124.

Following the completion of this investment agreement, Elron's consolidated holding in Pocared's outstanding share capital increased from approximately 58% to 67% and from approximately 60% to 68% on a fully diluted basis (effective holding of approximately 61% outstanding share capital and 60% on a fully diluted basis).

B.	BrainsGate

BrainsGate Ltd. ("BrainsGate") is developing a minimally invasive treatment platform for patients suffering from Central Nervous System diseases. As of the reporting date, Elron holds approximately 30% of BrainsGate's outstanding shares and approximately 27% on a fully diluted basis. BrainsGate is accounted for under the equity method of accounting.

As mentioned in Note 3.B.4.b) to the annual consolidated financial statements, in January 2015, an investment agreement in BrainsGate in the amount of $26,000 was signed, with the participation of Medtronic and additional shareholders of BrainsGate, including Elron. The investment agreement was in two installments in consideration for Preferred BB shares and warrants for Preferred BB shares (Elron's share in the total investment amount was approximately $7,900). The first installment in the amount of $11,000 was invested immediately (Elron's share in the first installment was approximately $3,300). In July 2016, the second installment was invested (Elron's share in the second installment was approximately $4,600). Elron's holdings in BrainsGate shares did not change following this investment.

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

C.	Notal

Notal Vision Inc. ("Notal") provides a system and services for remote monitoring from home of AMD patients at risk of vision loss, for the early detection of important visual changes. As of the reporting date, Elron holds approximately 21% of Notal's outstanding shares and approximately 18% on a fully diluted basis. The investment in Notal is accounted for as a financial asset measured at fair value through profit or loss.

In January 2016, Notal signed an investment agreement with its major shareholders, including Elron, in the amount of $5,000 (Elron's share in this amount was approximately $1,000), in consideration for Preferred C shares and warrants for Preferred C shares. The investment amount was invested immediately. In June 2016 and in August 2016, some of Notal's shareholders, including Elron, invested in Notal an amount of $5,000, in two equal installments, in consideration for Preferred C shares and warrants for Preferred C shares. Elron's share in this amount was approximately $1,000.

In October 2016, subsequent to the reporting date, Notal signed an investment agreement with its major shareholders, including Elron, in the amount of $10,000 in consideration for Preferred D shares, in two equal installments (Elron's share in this amount is approximately $1,800). The first installment in the amount of $5,000 was invested immediately (Elron's share in the first installment was approximately $900).
Elron's holdings in Notal's share capital did not change significantly following these investments.

D.	Coramaze

coramaze technologies GmbH (“Coramaze”) is a German company developing a minimally invasive device to treat functional mitral valve regurgitation. As of the reporting date, Elron holds approximately 28% of Coramaze’s outstanding shares. The investment in Coramaze is accounted for under the equity method of accounting.

In August 2015, Elron entered into its first investment agreement with Coramaze and its existing shareholders, in the amount of €4,500 thousand in two equal installments in consideration for Preferred A shares (Elron's share in the investment is €3,500 thousand). The first installment in the amount of €2,250 thousand (approximately $2,500) was invested immediately. The second installment was invested in June 2016. Elron’s share in each installment was €1,750 thousand (approximately $2,000).

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

E.	Open Legacy

Open Legacy Technologies Ltd. ("Open Legacy") is a company which provides an integration platform, delivering core enterprise applications as digital services (such as for digital banking). As of the reporting date, RDSeed Ltd. ("RDSeed", RDC's fully owned subsidiary), held approximately 36% of Open Legacy's outstanding shares and the investment in Open Legacy is accounted for under the equity method of accounting.

In October 2016, subsequent to the reporting date, an investment agreement in the amount of approximately $4,500 was completed, with the participation of new investors and Open Legacy's shareholders, including RDSeed, in consideration for Preferred shares (RDSeed's share was approximately $2,300). As part of the investment agreement, the convertible loans balance, provided to open legacy by its shareholders in the amount of approximately $1,900 was converted (RDSeed's share was $1,200) in consideration for Preferred shares. Following this investment, RDSeed's holding in Open Legacy's outstanding shares increased to approximately 45% and the investment in Open Legacy continues to be accounted for under the equity method

F.	SixGill

SixGill Ltd. ("SixGill") develops and provides an automated system that crawls the Dark Web and extracts information to provide its customers with relevant intelligence and alerts regarding possible or ongoing cyber-attacks against the enterprise. Elron holds approximately 22% of SixGill's outstanding shares and the investment in SixGill is accounted for under the equity method.

In April 2016, Elron completed its first investment in SixGill as part of a $3,000 financing round together with an additional Sixgill shareholder, in consideration for Preferred A shares and warrants for Preferred A shares. Elron's share in the investment amount was $2,500.

G.	SecuredTouch

SecuredTouch Inc. ("SecuredTouch") develops and provides a real time identity verification platform for mobile apps and mobile websites, that profiles users based on their physical behavior with touchscreen devices, allowing for seamless and persistent identity verification. RDC holds approximately 29% of SecuredTouch's outstanding shares and the investment in SecuredTouch is accounted for under the equity method.

In May 2016, RDC completed its first investment in SecuredTouch as part of a $2,500 financing round together with some of SecuredTouch's additional shareholders, in consideration for A1 shares. RDC's share in the investment amount is $2,200.

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

H.	Alcide

Alcide.IO Ltd. ("Alcide") is developing a security solution for emerging data center environments to enable visibility and security policy enforcement for hybrid data centers. Elron holds approximately 30% of Alcide's outstanding shares and the investment in Alcide is accounted for under the equity method.

In June 2016, Elron completed its first investment in Alcide, in the amount of $1,500 in consideration for Preferred A shares.

I.	Nitinotes

Nitinotes Ltd. ("Nitinotes) is developing an endoscopic gastric sleeve procedure for treatment of obesity.

In September 2016, Elron signed its first investment agreement in Nitinotes, together with other shareholders of Nitinotes, in the total amount of $4,100, in consideration for Preferred A shares, in three installments (Elron's share is approximately $3,000). The first installment in the amount of approximately $1,000 was invested immediately (Elron's share in the first installment was approximately $800).

As of the reporting date and following the first installment, Elron holds approximately 14% of Nitinotes's outstanding shares and upon the completion of the entire investment Elron is expected to hold approximately 36% of Nitinotes's outstanding shares. the investment in Nitinotes is accounted for under the equity method since, among other things, Elron has the right to appoint over 20% of Nitinotes's board members.

J.	Secdo

Cyber Secdo Ltd. ("Secdo") is operating in the field of automatic detection and investigation of cyber events in organizations through a platform that protects endpoints. The investment in Secdo is accounted for under the equity method.

In September 2016, RDC completed its first investment in Secdo, in the amount of $6,000, together with other Secdo's shareholders, in consideration for Preferred A-1 shares. RDC's share in the investment amount is $4,000. Following the investment and as of the reporting date, RDC holds approximately 24% of Secdo's outstanding shares.

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

K.	Dividend

On March 10, 2016, the Board of Directors resolved to make an application to the Court for a dividend distribution of $15,000, constituting an amount of $0.504307 per share, not out of the Company's profits, pursuant to Section 303 of the Israeli Companies Law, 1999.

In June 2016, the Court approved the distribution of this dividend. On August 29, 2016, in accordance with the approval of the Court, the Company's Board of Directors approved the distribution of a dividend in the amount of $15,000, not out of the Company's profits. On September 26, 2016 the dividend was distributed to the Company's shareholders.

L.	Taxes on income

In November 2016, subsequent to the reporting date, the Company signed a tax assessment up to and including the tax year 2014. As a result, in the third quarter of 2016 the Company recorded tax expenses in respect of prior years in the amount of approximately $1,100.

Note 4 –
Contingent Liabilities

Further to Note 14 to the annual consolidated financial statements in regards with legal proceedings in the matter of Elscint, on April 5, 2016, an application was submitted to the court to approve a partial settlement (between all plaintiffs and all the defendants in the process, except for the Company and a group of directors on behalf of the Company). The settlement was attached to the request, according to which, inter alia, to the extent the settlement is approved, the compensation (also including compensation for the plaintiffs, expenses and attorneys' fees) in the final total amount of NIS 46,000 thousand (approximately $12,000) will be paid.

The proceedings between the plaintiffs and the Company and the group of directors on behalf of the Company are continuing. Notwithstanding the above, in November 2016, subsequent to the reporting date, a progress between the Company and the group of directors on its behalf and the plaintiffs was made towards a settlement, through their representatives. Insofar as the agreement of the parties to the said settlement is obtained, it will be subject to the approval of the authorized organs of the parties and will also require the approval of the court in order to give effect to the settlement. The line item, Other Expenses, in the Statement of Income includes an update to the provisions considering the progress in the processes of said action and in respect of indirect taxation.

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 5 –	Summarized data of the financial statements of associate, unadjusted to the Group's rate of holdings

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non-controlling interests
As of September 30, 2016 (unaudited)
BrainsGate Ltd.	19,681	67	19,748	1,874	2,411	4,285	15,463	-

As of September 30, 2015 (unaudited)
BrainsGate Ltd.	9,900	86	9,986	2,457	2,042	4,499	5,487	-

As of December 31, 2015 (audited)
BrainsGate Ltd.	8,436	76	8,512	2,291	1,687	3,978	4,534	-

	Revenues	Gross profit	Operating loss	Loss from continuing operations	Loss for the period	Loss attributable to shareholders of the company	Loss attributable to non-controlling interests
For the nine months period ended September 30, 2016 (unaudited)
BrainsGate Ltd.	-	-	(3,981)	(3,893)	(3,893)	(3,893)	-

For the nine months period ended September 30, 2015 (unaudited)
BrainsGate Ltd.	-	-	(4,876)	(5,164)	(5,164)	(5,164)	-

For the three months period ended September 30, 2016 (unaudited)
BrainsGate Ltd.	-	-	(1,295)	(1,333)	(1,333)	(1,333)	-

For the three months period ended September 30, 2015 (unaudited)
BrainsGate Ltd.	-	-	(1,323)	(1,387)	(1,387)	(1,387)	-

For the year ended December 31, 2015 (audited)
BrainsGate Ltd.	-	-	(6,378)	(6,213)	(6,213)	(6,213)	-

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 –          Financial instruments

A.	Fair value

The carrying amount of all of the Company's financial assets and liabilities, including cash and cash equivalents, bank deposits, other investments in securities, net, other accounts receivable, other investments measured at fair value, Long term receivables, other accounts payable and trade payables, conform to or approximate their fair values.

B.	Classification of financial instruments by fair value hierarchy

The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	-	inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial assets measured at fair value:

	As of September 30, 2016
	Unaudited
	Level 1	Level 2 (*)	Level 3
Investments in other companies measured at fair value	-	-	21,735
Other investments in securities	-	25,198	-
Other accounts receivable	-	-	7,916

	-	25,198	29,651

	As of September 30, 2015
	Unaudited
	Level 1	Level 2 (*)	Level 3
Investments in other companies measured at fair value	-	-	31,963
Other investments in securities, net	4,844	18,477	-
Long term receivables	-	-	5,170

	4,844	18,477	37,133

	As of December 31, 2015
	Audited
	Level 1	Level 2 (*)	Level 3
Investments in other companies measured at fair value	-	-	19,395
Other investments in securities, net	4,930	23,115	-
Long term receivables	-	-	6,740

	4,930	23,115	26,135

*)
Comprised of investment in debentures denominated in USD, carrying an interest linked to the Libor. These debentures are measured at fair value using fair value quotes from several information resources.

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 – Financial instruments (Cont.)

Changes in financial assets classified in Level 3:

For the nine and three months period ended September 30, 2016:

Financial assets measured at fair value
Unaudited

Balance as of January 1, 2016 (audited)	26,135

Total recognized income in profit or loss (*)	1,176

Investment	2,340

Balance as of September 30, 2016 (unaudited)	29,651

Balance as of July 1, 2016 (unaudited)	28,846

Investment	805

Balance as of September 30, 2016(unaudited)	29,651

(*)	The entire gain included in profit or loss relating to assets held at the end of the reporting period.

For the nine and three months period ended September 30, 2015:

Financial assets measured at fair value
Unaudited

Balance as of January 1, 2015 (audited)	27,339

Total recognized income in profit or loss	4,027

Contingent consideration	5,170

Investment	597

Balance as of September 30, 2015 (unaudited)	37,133

Balance as of July 1, 2015 (unaudited)	27,936

Total recognized income in profit or loss	4,027

Contingent consideration	5,170

Balance as of September 30, 2015 (unaudited)	37,133

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 –        Financial instruments (Cont.)

 For the year ended December 31, 2015:

Financial assets measured at fair value
Audited

Balance as of January 1, 2015	27,339

Total recognized income in profit or loss	5,074

Investment	603

Contingent consideration	6,157

Sale	(13,038)

Balance as of December 31, 2015	26,135

C.	Valuation techniques

For details on the fair value of investments in unquoted shares, see Note 7 to the annual consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.

ANNEX TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Details relating to investments in the interim consolidated financial statements as of September 30, 2016

	Rate of holdings in equity		Consolidated rate of holdings in	Elron's effective rate of holdings	Fully diluted consolidated rate of	Elron's fully diluted effective rate of	Consolidated carrying value of investment September 30,
	Elron (1)	RDC (2)	equity	in equity (3)	holdings	holdings (3)	2016
	%						$ thousands
Investments in investee companies

Subsidiaries:
Pocared Diagnostics Ltd.	55.11	11.65	66.76	60.95	68.06	60.10	21,476

Associates:
BrainsGate Ltd.	29.82	-	29.82	29.82	26.69	26.69	3,824
Cartiheal (2009) Ltd.	35.21	-	35.21	35.21	28.21	28.21	4,369
coramaze technologies GmbH	28.00	-	28.00	28.00	28.00	28.00	2,142
Cloudyn Software Ltd.	-	39.99	39.99	20.03	33.58	16.82	4,196
SixGill Ltd.	21.99	-	21.99	21.99	24.65	24.65	2,003
SecuredTouch Inc.	-	29.07	29.07	14.57	24.64	12.35	1,791
Alcide IO Ltd.	29.88	-	29.88	29.88	25.00	25.00	1,350
M.G. Therapeutics Ltd.	17.00	-	17.00	17.00	24.11	24.11	-
Plymedia Israel (2006) Ltd.	23.33	-	23.33	23.33	17.97	17.97	-
Audioburst Ltd.	16.88	-	16.88	16.88	15.12	15.12	-
Open Legacy Technologies Ltd.	-	36.43	36.43	18.25	29.69	14.87	107
Page 2 Site Ltd.	-	25.45	25.45	12.75	21.83	10.94	124
IronScales Ltd.	-	15.63	15.63	7.83	20.75	10.40	(429)
SinuSafe Ltd.	21.90	-	21.90	21.90	19.74	19.74	150
Nitiniotes Ltd.	14.16	-	14.16	14.16	12.49	12.49	761
Cyber Secdo Ltd.	-	24.30	24.30	12.18	21.05	10.55	4,000

Other investments:

Notal Vision Inc.	21.36	-	21.36	21.36	18.00	18.00	17,040
Atlantium Technologies Ltd.	6.16	-	6.16	6.16	5.49	5.49	130
Aqwise – Wise Water Technologies Ltd.	19.81	-	19.81	19.81	17.94	17.94	4,500

(1)	Including holdings through Elron's fully-owned subsidiaries.
(2)	Including holdings through RDSeed.
(3)	Elron's effective holdings include holdings by RDC and RDSeed multiplied by 50.10%. (Elron's holding rate in RDC).

Elron Electronic Industries Ltd. English Translation of Financial Data from the Interim Consolidated Financial Statements Attributable to the Company As of September 30, 2016 Unaudited

2

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Special report to the review of the separate interim financial information in accordance with
 Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. (the "Company")  as of September 30, 2016  and for the nine and three months then ended. The Company's board of directors and management are responsible for the separate interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 24, 2016	A Member of Ernst & Young Global

3

Special Report according to Regulation 38D
Financial Data and Information from the Interim Consolidated Financial Statements
Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("separate data") are derived from the Company's Interim Consolidated Financial Statements as of September 30, 2016, and for the nine and three months then ended ("interim consolidated financial statements"), which form part of the Company's periodic reports. The separate data is presented in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports) - 1970.

The significant accounting policies followed in the preparation of the following separate data are identical to those applied in the preparation of the Company's consolidated annual financial statements for the year ended December 31, 2015 ("consolidated financial statements for 2015") and the Company's interim consolidated financial statements, apart from differences arising from compliance with the aforementioned regulations.

Presentation of transactions which were eliminated in the interim consolidated financial statements
Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's interim consolidated financial statements.

In the separate data, such transactions are presented as follows:

■	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the interim consolidated financial statements.

■
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the interim consolidated financial statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the interim consolidated financial statements.

4

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	September 30		December 31
	2016	2015	2015
	Unaudited		Audited
	$ thousands

Current assets

Cash and cash equivalents	3,876	13,075	13,895
Bank deposits	8,608	40,168	39,145
Other investments in securities	25,198	18,477	23,115
Other accounts receivable	2,767	471	406
Investment in financial asset classified as held for sale	-	13,056	-

	40,449	85,247	76,561

Non‑current assets

Investments in subsidiaries and associates, net	146,363	133,089	136,783
Investments in other companies measured at fair value	21,447	18,619	19,107
Long-term receivables	90	-	2,303
Property, plant and equipment, net	5	14	10

	167,905	151,722	158,203

Total assets	208,354	236,969	234,764

The accompanying additional information is an integral part of the separate financial data and information.

5

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	September 30		December 31
	2016	2015	2015
	Unaudited		Audited
	$ thousands

Current liabilities

Trade payables	216	55	87
Other accounts payable	4,930	1,885	2,910

	5,146	1,940	2,997

Long-term liabilities

Other long term liabilities (Note 2)	76,378	73,166	73,560

	76,378	73,166	73,560

Equity attributable to the Company's shareholders

Issued capital	9,573	9,573	9,573
Share premium	190,753	190,753	190,753
Capital reserves	4,244	3,178	3,085
Accumulated deficit	(77,740)	(41,641)	(45,204)

Total equity	126,830	161,863	158,207

	208,354	236,969	234,764

The accompanying additional information is an integral part of the separate financial data and information.

Eduardo Elsztain	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: November 24, 2016

6

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Income (loss) Attributable to the Company

	For the
	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	$ thousands

Income

Financial income (Note 2)	801	1,082	365	2,908	899

Expense

General and administrative expenses	2,629	2,565	947	851	4,608
Financial expenses (Note 2)	2,666	101	1,628	72	101
Other expenses	2,181	43	2,161	11	43

	7,476	2,709	4,736	934	4,752

	(6,675)	(1,627)	(4,371)	1,974	(3,853)

Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	108	14,174	7	4,038	14,674
Company's share of loss (income) of subsidiaries and associates	(9,912)	(6,533)	(2,914)	318	(8,370)

Income (loss) before taxes on income	(16,479)	6,014	(7,278)	6,330	2,451
Taxes on income	(1,057)	-	(1,057)	-	-

Net income (loss) attributable to the Company's shareholders	(17,536)	6,014	(8,335)	6,330	2,451

The accompanying additional information is an integral part of the separate financial data and information.

7

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Comprehensive Income (loss) Attributable to the Company

	For the
	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	$ thousands

Net income (loss) attributable to the Company's shareholders	(17,536)	6,014	(8,335)	6,330	2,451
Other comprehensive income (loss):

Amounts that would never be reclassified to profit or loss:
Gain (loss) from financial assets measured at fair value through other comprehensive income, net	-	(30)	-	5	(30)

Total gain (loss) that would never be reclassified to profit or loss	-	(30)	-	5	(30)

Amounts that are classified or may be reclassified to profit or loss under certain conditions:

Foreign currency translation differences for foreign operation	35	-	10	-	(93)

Total income (loss) that would be reclassified to profit or loss under certain conditions	35	-	10	-	(93)

Total other comprehensive income (loss) attributable to the Company	35	(30)	10	5	(123)

Total comprehensive income (loss) attributable to the Company's shareholders	(17,501)	5,984	(8,325)	6,335	2,328

The accompanying additional information is an integral part of the separate financial data and information.

8

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company

	For the
	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	$ thousands

Cash flows from operating activities

Net income (loss) attributable to the Company	(17,536)	6,014	(8,335)	6,330	2,451
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Adjustment to the profit or loss items:
Company’s share of loss (income) of subsidiaries and associates	9,912	6,533	2,914	(318)	8,370
Depreciation	5	12	1	4	16
Financial income, net	(1,024)	(988)	(596)	(574)	(1,240)
Taxes on income	1,057	-	1,057	-	-
Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	(108)	(14,174)	(7)	(4,038)	(14,674)
Other	(333)	27	(163)	225	(39)

	9,509	(8,590)	3,206	(4,701)	(7,567)

Changes in assets and liabilities of the Company:

Decrease (increase) in other accounts receivable	(68)	(210)	130	(215)	(145)
Increase (decrease) in trade payables	129	6	(12)	11	34
Increase (decrease) in other accounts payable	963	(895)	2,222	90	134
Increase (decrease) in other long term liabilities	2,818	(646)	1,748	(2,989)	(252)

	3,842	(1,745)	4,088	(3,103)	(229)

Cash received during the period for:
Interest received	631	698	364	544	899

Net cash used in operating activities	(3,554)	(3,623)	(677)	(930)	(4,446)

The accompanying additional information is an integral part of the separate financial data and information.

9

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	For the
	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	$ thousands

Cash flows from investment activities

Investment in associates and subsidiaries	(20,340)	(18,853)	(6,169)	(9,238)	(24,443)
Proceeds from sale of investments in associates and subsidiaries	28	28	-	12	10,799
Proceeds from sale of financial assets measured at fair value	-	188	-	21	188
Other investments in securities	(1,970)	(18,598)	-	(12,207)	(23,307)
Withdrawal of deposits, net	30,817	20,603	20,750	10,503	21,748
Dividend from investee company	-	-	-	-	26

Net cash provided by (used in) investment activities	8,535	(16,632)	14,581	(10,909)	(14,989)

Cash flows from financing activities

Dividend distributed to the Company's shareholders	(15,000)	-	(15,000)	-	-

Net cash used in financing activities	(15,000)	-	(15,000)	-	-

Decrease in cash and cash equivalents	(10,019)	(20,255)	(1,096)	(11,839)	(19,435)
Cash and cash equivalents as of beginning of the period	13,895	33,330	4,972	24,914	33,330

Cash and cash equivalents as of end of the period	3,876	13,075	3,876	13,075	13,895

The accompanying additional information is an integral part of the separate financial data and information.

10

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D in thousands, except for price per share

1.	General

The accompanying condensed separate financial data as of September 30, 2016 and for the nine and three months then ended, have been prepared in accordance with Regulation 38d of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970. The accompanying separate financial data should be read in conjunction with the Company's consolidated financial statements for 2015, the Company's interim consolidated financial statements and accompanying notes.

2.	Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. which is a fully owned subsidiary of Elron. The balance is comprised of non-interest bearing and unlinked NIS capital notes. Exchange rate differences on these capital notes are included under line item financial income or financial expenses in the statement of income.

3.	Dividend

On March 10, 2016, the board of directors resolved to make an application to the Court for a dividend distribution of $15,000, constituting an amount of $0.504307 per share, not out of the Company's profits, pursuant to Section 303 of the Israeli Companies Law, 1999.

In June 2016, the Court approved the distribution of this dividend. On August 29, 2016, subsequent to the reporting date, and in accordance with the approval of the Court, the Company's board of directors approved the distribution of a dividend in the amount of $15,000, not out of the Company's profits. In September 26, 2016, the dividend was distributed to the shareholders of the Company.

11

Elron Electronic Industries Ltd.

Part IV

English Translation of Quarterly Report
regarding the Effectiveness of the Internal
Control over Financial Reporting and
Disclosure pursuant to Regulation 38C:

As of September 30, 2016

Attached herein is a quarterly report regarding the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970:

Quarterly report regarding the effectiveness of the internal control over financial reporting and disclosure, pursuant to Regulation 38C(a):

Management, under the supervision of the board of directors of Elron Electronic Industries Ltd. (the "Corporation"), is responsible for establishing and maintaining adequate internal controls over the financial reporting and disclosure in the Corporation.

In this regard, the members of management are:

1.      Mr. Ari Bronshtein, CEO;

2.      Mr. Yaron Elad, CFO.

The Corporation's internal control over financial reporting and disclosure is a process designed by, or under the supervision of, the Corporation's principal executive and principal financial officer, or persons performing similar functions, and under the board of directors' supervision, that is meant to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the provisions of the law, and to ensure that the information that the Corporation is required to disclose in its reports according to the provisions of the law is recorded, processed, summarized and reported in a timely manner, in the format prescribed by law.

The internal control includes, inter alia, controls and procedures which were designed to ensure that information which the Corporation is required to disclose as aforesaid, is recorded and made available to the Corporation's management, including the principal executive officer and principal financial officer, or persons performing similar functions, as necessary to permit the timely adoption of resolutions pertaining to disclosure requirements.

Because of its inherent limitations, internal control over financial reporting and disclosure is not intended to provide absolute assurance regarding prevention or detection of misstatements or omissions.

In the quarterly report on the effectiveness of the internal control over financial reporting and disclosure which was attached to the periodic report for the period ended June 30, 2016 (the "Last Quarterly Report Regarding the Internal Control"), the board of directors and management assessed the Corporation's internal control. Based on this assessment, the Corporation's board of directors and management deemed the internal control as of June 30, 2016 effective.

Up until the date of this report, no event or matter was brought to the attention of management or the board of directors which would change the assessment of the effectiveness of the internal control, as set forth in the Last Quarterly Report Regarding the Internal Control.

As of the date of this report, based on the assessment of the effectiveness of the internal control in the Last Quarterly Report Regarding the Internal Control, and based on information which was brought to the attention of management and the board of directors as aforesaid, the internal control is effective.

Declaration of the Principal Executive Officer pursuant to Regulation 38C(d)(1):

Managers' Declaration

Declaration of the Chief Executive Officer

I, Ari Bronshtein, declare that:

(1)	I have examined the quarterly report of Elron Electronic Industries Ltd. (the "Corporation") for the third quarter of 2016 (the "Reports");

(2)
Based on my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the financial statements and other financial information included in the Reports, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditors, board of directors and audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others within the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, which would change the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

November 24, 2016

Ari Bronshtein, CEO

Declaration of the Principal Financial Officer pursuant to Regulation 38C(d)(2):

Managers' Declaration

Declaration of Principal Financial Officer

I, Yaron Elad, declare that:

(1)
I have examined the interim financial statements and other financial information which is included in the interim reports of Elron Electronic Industries Ltd. (the "Corporation") for the third quarter of 2016 (the "Reports" or the "Interim Reports");

(2)
Based on my knowledge, the interim financial statements and other financial information which is included in the Interim Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the interim financial statements and other financial information included in the Interim Reports fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditor, board of directors and the audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as the same refers to the interim financial statements and other financial information which is included in the Interim Reports, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over the financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed controls and procedures, or caused such controls and procedures to be designed and maintained under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others in the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, relating to the interim financial statements and other financial information included in the Interim Reports, which would change, in my assessment, the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

November 24, 2016

Yaron Elad, CFO

Liabilities report of the Company by repayment date
Section 36a to the Israel Securities Law (1968)
Report as of September 30, 2016
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of September 30, 2016 (1 USD = 3.758 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)
	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)
	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)
	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0		0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

L.	(1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands)	141,609
	(2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands)	397,916